

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 18, 2007

Via U.S. Mail and Fax (866) 350-7932

Mr. Lewis Jaffe
President and Chief Executive Officer
Oxford Media, Inc.
One Technology Drive, Building H
Irvine, CA 92618

> **RE:** **Oxford Media, Inc.**
> **Form 10KSB for the year ended December 31, 2006**
> **Filed April 17, 2007**
>
> **Form 10-QSB for the period ended March 31, 2007**
> **Filed May 21, 2007**
> **File No. 0-51125**

Dear Mr. Jaffe:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director